UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On June 24, 2024, the board of directors (the “Board”) of Brera Holdings PLC (the “Company”) appointed Abhishek Mathews, Giuseppe Pirola, and Federico Pisanty as directors of the Company (each a “Director” and together the “Directors”), effective as of June 24, 2024. None of the Directors will serve on any committees of the Board at this time. Each Director will serve as a director until his successor has been duly elected and qualified or his earlier death, resignation, disqualification, or removal.

There is no arrangement or understanding between any Director and any person pursuant to which he was selected as director. There are and have been no transactions in which either Mr. Mathews or Mr. Pisanty has an interest requiring disclosure under Item 404(a) of Regulation S-K. As previously reported in the reports on Form 6-K furnished by the Company with the Securities and Exchange Commission on June 14, 2023, July 6, 2023, and October 6, 2023, the Company entered into agreements with Mr. Pirola relating to the acquisition of UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy (“UYBA”) and now the Company’s 51%-owned subsidiary, wherein the Company paid Mr. Pirola €450,000 on July 31, 2023, to acquire his shares of UYBA, which Mr. Pirola immediately deposited into UYBA’s bank account in the form of a shareholders loan to UYBA which had a waiver of repayment.

The Company will grant 35,000 Class B Ordinary Shares, $0.005 nominal value per share, of the Company (the “Class B Ordinary Shares”) under the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”), to each Director, subject to the approval of the Compensation Committee. The Company will also reimburse each Director for pre-approved reasonable business expenses incurred in good faith in connection with the performance of his duties for the Company.

Under an indemnification agreement between the Company and each Director in the Company’s standard form for officers or directors of the Company (the “Indemnification Agreement”), the Company will indemnify each Director to the fullest extent permitted by law. The Company will advance all expenses relating to any proceeding within 10 business days after the receipt by the Company of a statement requesting such advance and any excess advanced expenses will be repaid to the Company. The Indemnification Agreement also provides that if the Company maintains a directors’ and officers’ liability insurance policy, that the indemnitee will be covered by the policy to the maximum extent of the coverage available for any of the Company’s directors or executive officers.

This report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-276870) initially filed with the SEC on February 5, 2024, and declared effective by the SEC on February 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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